SMISC, LLC, Motorsports Authentics, Inc., (an indirect wholly-owned subsidiary of SMISC) ("Merger Sub") and Issuer entered into an Agreement and Plan of Merger, dated as of August 29, 2005 (the "Merger Agreement"). Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Issuer and Issuer will continue as the surviving entity (the "Surviving Entity") and as an indirect wholly-owned subsidiary of SMISC (the "Merger"). Following the consummation of the Merger, Surviving Entity will be renamed "Motorsports Authentics, Inc." Pursuant to a provision of the Merger Agreement, the form of the merger transaction may be changed prior to the consummation thereof. The consummation of the Merger is subject to the approval of the shareholders of Issuer and other customary closing conditions.

As a condition and inducement to SMISC and Merger Sub to enter into the Merger Agreement with the Issuer, Fred Wagenhals, (the "Primary Shareholder"), entered into a shareholder agreement, dated as of August 29, 2005 (the "Shareholder Agreement") with SMISC. Pursuant to the Shareholder Agreement, the Primary Shareholder has agreed to vote all of the shares of Common Stock owned and controlled by him at the time of the shareholders meeting considering the Merger and the Merger Agreement (the "Subject Shares") in favor of the Merger, the Merger Agreement and the transactions contemplated thereby.

Pursuant to a property settlement agreement with his former spouse Mr. Wagenhals has the right to vote the up to 906,800 shares of Common Stock which were transferred to his former spouse pursuant to the property settlement agreement. The settlement agreement provides that for so long as Mr. Wagenhals is the CEO of Action Performance and/or an officer of Action Performance he and his designees will have a right of first refusal and voting/proxy rights with respect to the transferred shares. Mr. Wagenhals also has the ability to designate Action Performance or others to execute the right of first refusal. In addition, Ms. Wagenhals owns options to purchase up to 284,195 shares of Common Stock. If Ms. Wagenhals exercises her options, Mr. Wagenhals will have the right to vote any shares that result from such exercise. The Reporting Persons cannot be sure that Ms. Wagenhals has not disposed of any of the Common Stock or options owned by her. If Ms. Wagenhals has disposed of any of her Common Stock or Common Stock owned by her resulting from the exercise of her options, Mr. Wagenhals would no longer have the right to vote such shares, nor would Reporting Persons have any rights with respect thereto.

(a) As of August 29, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of (i) 1,813,6000 shares of Common Stock (this includes: (a) the 906,800 shares of Common Stock, owned by Mr. Fred Wagenhals, plus (b) the up to 906,800 shares of Common Stock owned by Ms. Lisa Wagenhals, former wife of Mr. Fred Wagenhals for a total of 1,813,600 shares of Common Stock. Mr. Wagenhals has the right to vote, but not dispose of the Ms. Wagenhals' Common Stock. Reporting Persons cannot be sure that Ms. Wagenhals has not disposed of some or all of the Common Stock owned by her. If Ms. Wagenhals has disposed of any of her Common Stock, Mr. Wagenhals would no longer have the right to vote such shares nor would Reporting Persons have any rights with respect thereto.) plus (ii) 568,390 shares of Common Stock pursuant to options (this includes: (a) the options to purchase 284,195 shares of Common Stock owned by Mr. Fred Wagenhals, plus (b) the options to purchase up to 284,195 shares of Common Stock owned by Ms. Wagenhals. Mr. Wagenhals has the right to vote any shares that arise from Ms. Wagenhals' options. Reporting Persons cannot be sure that Ms. Wagenhals has not exercised some or all of her options. If Ms. Wagenhals has disposed of any of the Common Stock owned by her resulting from the exercise of her options, Mr. Wagenhals would no longer have the right to vote such shares, nor would Reporting Persons have any rights with respect thereto.) to purchase Common Stock held by Primary Stockholder and his former wife which results in an aggregate total of 2,381,990 shares of Common Stock (the "Beneficial Common Stock").

(b) Pursuant to the Shareholder Agreement, SMISC and certain of its officers, including Ms. Kennedy, have been granted an irrevocable proxy to vote the Common Stock owned and controlled by the Primary Shareholder. As a result, each has the shared power to vote, or to direct the voting of the Beneficial Common Stock and thus each may be deemed to be the direct beneficial owner of the Beneficial Common Stock. None of the aforementioned has any right or power to dispose of the Beneficial Common Stock, other than as set forth in the Shareholder Agreement.

The France Family Group of which Ms. Kennedy is a member, (The France Family Group consists of William C. France, James C. France, members of their families and entities controlled by the natural person members of the group. A complete list of all the members of the France Family Group can be found in its 12th amendment to Schedule 13G which was filed with the SEC on February 14, 2005.), may be deemed to control the management of ISC.

ISC directly controls the management of 88 Corp, which in turn controls the management of MIC, which in turn equally shares in the management of SMISC. Because of the indirect management control of SMISC by the ISC, 88 Corp and MIC, each may be construed to have the shared power to vote or direct the voting of the Beneficial Common Stock. Thus, each may be deemed to be an indirect beneficial owner of the Beneficial Common Stock. While Motorsports LLC does not have the shared power to vote or direct the voting of the Beneficial Common Stock, it is parent to the Merger Sub and was part of the plan to acquire the Beneficial Common Stock and therefore may be deemed to be an indirect beneficial owner of the Beneficial Common Stock.

The Beneficial Common Stock constitutes approximately 12.63% of the Common Stock, based on 18,858,711 shares of Common Stock issued and outstanding as of August 29, 2005 (as represented by Action in the Merger Agreement).

The reporting persons disclaim any reportable pecuniary interest in shares of the Issuer.